================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                               -----------------

                                   FORM 6-K

                               -----------------

                       REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of August 2008

                       Commission file number: 000-30910

                               -----------------

                         O2MICRO INTERNATIONAL LIMITED
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                               -----------------

                GRAND PAVILION COMMERCIAL CENTRE, WEST BAY ROAD
                        P.O. BOX 32331 SMB, GEORGE TOWN
                         GRAND CAYMAN, CAYMAN ISLANDS
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

                               -----------------

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

================================================================================

Information furnished on this Form 6-K:

1. Other Events

On July 30, 2008, O2 Micro International Limited (the "Company") issued a press release announcing its financial results for the second quarter ended June 30, 2008. A copy of the Company's press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

2. Exhibits

(a) Exhibits:

The Exhibit Index attached hereto is hereby incorporated by reference to this Item.

(b)

                                 EXHIBIT INDEX

EXHIBIT
NUMBER  EXHIBIT TITLE
------- ----------------------------------------------------------------------

 99.1 Press release announcing financial results for the second quarter ended June 30, 2008.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  O2MICRO INTERNATIONAL LIMITED

August 26, 2008                                   By:  /s/ Sterling Du
                                                       ------------------------
                                                       Sterling Du
                                                       Chief Executive Officer